UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

    (Check one): [ ] Form 10-KSB [X] Form 10-QSB [ ] Form 11-K [ ] Form N-SAR

            For Period Ended: September 30, 2006

            [ ]Transition Report on Form 10-K and Form KSB
            [ ]Transition Report on Form 20-F
            [ ]Transition Report on Form 11-K
            [ ]Transition Report on Form 10-Q and Form 10-QSB
            [ ]Transition Report on Form N-SAR

            For the transition period ended ___________________________

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: N/A

PART I - REGISTRANT INFORMATION

Full name of registrant: Splinex Technology Inc.

Former name if applicable:

Address of principal executive office (Street and Number): 500 West Cypress Creek Road, Suite 100

City, State and Zip Code: Ft. Lauderdale, Florida 33309

PART II- RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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PART III- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach Extra Sheets If Needed.)

The Company could not complete the Form 10-QSB within the prescribed time because the Company's management was unable to complete the review of its consolidated financial statements by November 14, 2006. The delay could not be cured without unreasonable effort or expense. The Company represents that the Form 10-QSB will be filed no later than the 5th day following the date on which the Form 10-QSB was due.

PART IV- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

      Gerard Herlihy                                    (954) 556-4020
      --------------                                    --------------
          (Name)                                (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                 [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 [X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report net losses of approximately $108,000 for the three months ended September 30, 2006, compared to reported net loss of $1,055,000 for the three months ended September 30, 2005. The Company's decrease in net losses for the three months ended September 30, 2006 reflects the termination of the Company's software development team and substantially all executive and administrative personnel due to limited funds available for operations.

The results of operations for the three months ended September 30, 2006 have not yet been reviewed by the Company's auditors and are subject to change based on such review.


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                             Splinex Technology Inc.
                             -----------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: November 14, 2006                               BY: /s/ Gerard Herlihy
                                                           ---------------------
                                                       Gerard Herlihy, President